UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)*

Suzano Papel e Celulose S.A.
(Name of Issuer)
Common Shares, without par value and American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock
(Title of Class of Securities)

86959K105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐Rule 13d-1(b) ☐Rule 13d-1(c) ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Suzano Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 579,295,215 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,295,215 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.6%*
12	TYPE OF REPORTING PERSON HC

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

1	NAMES OF REPORTING PERSONS David Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 6,318,404 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,318,404 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 579,295,215 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,613,619 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.0%*
12	TYPE OF REPORTING PERSON IN

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

1	NAMES OF REPORTING PERSONS Daniel Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 1,653,735 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,653,735 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 579,295,215 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,948,950 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.7%*
12	TYPE OF REPORTING PERSON IN

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

1	NAMES OF REPORTING PERSONS Jorge Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 579,295,215 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,295,215 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.6%*
12	TYPE OF REPORTING PERSON IN

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

1	NAMES OF REPORTING PERSONS Ruben Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 433,218 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 433,218 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 579,295,215 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,728,433 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.6%*
12	TYPE OF REPORTING PERSON IN

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

1	NAMES OF REPORTING PERSONS Alden Fundo de Investimento em Ações
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 25,989,541 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,295,215 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.6%*
12	TYPE OF REPORTING PERSON OO

*Based on 1,361,263,584 Shares outstanding as of January 8, 2019.

Item 1(a).	Name of Issuer:
Suzano Papel e Celulose S.A. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Av. Brigadeiro Faria Lima, 1355, 8th Floor São Paulo/SP, Brazil 01452-919
Item 2(a).	Name of Persons Filing:
Suzano Holding S.A. David Feffer Daniel Feffer Jorge Feffer Ruben Feffer Alden Fundo de Investimento em Ações
Item 2(b).

Address of Principal Business Office:

Suzano Holding S.A.:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

Alden Fundo de Investimento em Ações:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

Item 2(c).

Citizenship:

Suzano Holding S.A. is a corporation (sociedade por ações) organized under the laws of Brazil.

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer: Brazilian.

Alden Fundo de Investimento em Ações is a stock fund (fundo de investimento) organized under the laws of Brazil.

Item 2(d).	Title of Class of Securities: Common shares, no par value (the “Shares”) American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock.
Item 2(e).	CUSIP Number: 86959K105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n): Not applicable.
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

See the cover pages for each of the reporting persons.

Suzano Holding S.A. is controlled by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are parties to a voting agreement dated September 28, 2017, as amended in January 16, 2019 relating to their stakes in the Issuer indicated in such agreement (“Voting Agreement”). As a result, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are deemed to have shared voting power with respect to 42.6% of the Shares. The Voting Agreement, as amended, is incorporated herein by reference as exhibit.

(b)	Percent of Class: See the cover pages for each of the reporting persons.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or direct the disposition of:
See the cover pages for each of the reporting persons.
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

SUZANO HOLDING S.A.

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

By:	/s/ Orlando de Souza Dias
Name:	Orlando de Souza Dias
Title:	Executive Vice President

DAVID FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

DANIEL FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

JORGE FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

RUBEN FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

ALDEN FUNDO DE INVESTIMENTO EM AÇÕES.

By:	/s/ Marcos Rabinovich
Name:	Marcos Rabinovich
Title:	Officer

By:	/s/ Isabel Cotta Fernandino de França Leme
Name:	Isabel Cotta Fernandino de França Leme
Title:	Officer

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit A	Joint Filing Agreement, dated February 14, 2019 by and among Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Ações.
Exhibit B	Voting Agreement (English translation), dated September 28, 2017 by and among David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações, as amended on January 16, 2019.
Exhibit C	Power of Attorney (English translation), dated February 1, 2018, by Suzano Holding S.A.
Exhibit D	Power of Attorney (English translation), dated March 16, 2018, by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.